Filed by Brocade Communications Systems, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Foundry Networks, Inc.
Commission File: 000-26689
A MESSAGE TO FOUNDRY CUSTOMERS FROM BROCADE.
Dear Valued Customer,
We are very excited to be joining forces with Foundry Networks to provide you and the industry with a broad range of the highest-performance, most reliable networking solutions, from the Internet to the data center.
As an important part of this recent announcement, we want to assure you of our commitment to your infrastructure investment and absolute customer satisfaction. Upon the completion of the acquisition, we look forward to continuing to provide the high levels of innovation, product quality, and customer service that you expect and rely on.
A Commitment to Protecting and Extending Your Investment
We are committed to continuing to deliver and invest in Foundry products and solutions following the closing of the acquisition. As part of this ongoing commitment, we will provide you with a detailed product roadmap after the acquisition closes. You can also count on the combined company to help you implement and support your current and future networking projects, allowing you to maximize the value of your Foundry infrastructure.
A Commitment to Innovative Engineering and Technical Leadership
Foundry customers know that better engineering equates to a better network. We are committed to the retention and continued development of the Foundry engineering teams that have consistently delivered industry-leading solutions, from the enterprise edge to the service provider core. We believe this represents a giant leap forward. And we look forward to continuing to create solutions that enable next-generation, highperformance, end-to-end networks to come to life.
A Commitment to Superior Technical Support and Customer Satisfaction
Brocade and Foundry share many core values, and, for both companies, customer satisfaction is our top priority. We will continue to focus on satisfying the technical and business needs that are mission-critical to your success, including a promise to deliver best-in-class technical support, and to honor all existing contractual service and support commitments.
Brocade and Foundry will continue to operate as independent companies until after the transaction closes. We value your input on how to best serve your needs today and in the future. Please do not hesitate to work with your respective Brocade or Foundry sales representative regarding any questions you might have or any additional feedback you would like to provide.
I hope that you are as excited about the future as we are. We very much look forward to being your highperformance partner for your important networking needs.
Thank you and best,
Michael Klayko
Chief Executive Officer
Brocade
If you would like more information about the acquisition, please see Brocade or Foundry’s website at www.brocade.com/convergednetworks or www.foundrynet.com/convergednetworks, or the respective company’s SEC filings at www.sec.gov.
© 2008 Brocade Communications Systems, Inc. All rights reserved. Brocade is a registered trademark, and the B-wing symbol is a trademark of Brocade Communications Systems, Inc.

Additional Information
In connection with the proposed transaction, Brocade and Foundry will be filing documents with the SEC, including the filing by Foundry of a proxy statement/prospectus and by Brocade of a registration statement on Form S-4 that includes the proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Brocade Investor Relations at (408) 333-6758 or Foundry Investor Relations at (408) 207-1399. Investors and security holders may obtain free copies of the documents filed with the SEC on Brocade’s website at www.brcd.com or Foundry’s website at www.foundrynet.com/company/ir/ or the SEC’s website at www.sec.gov.
Foundry and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Foundry in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Foundry is also included in Foundry’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2008.